SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.
                          Three year period ending 2003

                      FORM U-12(I)-B (THREE-YEAR STATEMENT)

Statement Pursuant to Section 12(i) of Public Utility Holding Company Act of 1935 by a Person Regularly Employed or Retained by a Registered Holding Company or a Subsidiary Thereof and Whose Employment Contemplates Only Routine Expenses as Specified in Rule 71(b)



         1.       Name and business address of person filing statement.

                  Joseph R. Hartsoe
                  Suite 320
                  801 Pennsylvania Avenue, N. W.
                  Washington, D.C.  20004

         2. Names and business addresses of any persons through whom the undersigned proposes to act in matters included within the exemption provided by paragraph (b) of Rule U-71.

                  None.


         3. Registered holding companies and subsidiary companies by which the undersigned is regularly employed or retained.

                  American Electric Power Service Corporation which provides services to American Electric Power Company, Inc. and its subsidiaries.


         4. Position or relationship in which the undersigned is employed or retained by each of the companies named in item 3, and brief description of nature of services to be rendered in such position or relationship.

                  Vice President and Associate General Counsel-Federal Policy of American Electric Power Service Corporation. Duties include representing American Electric Power System's positions before certain agencies of the Federal Government.

         5. (a) Compensation received during the current year and estimated to be received over the next two calendar years by the undersigned or others, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in item 3.

                  Compensation of the undersigned is filed under confidential treatment pursuant to Rule 104(b).

                  (b)      Basis for compensation if other than salary.

                  None.

         6. (To be answered in supplementary statement only. See instructions). Expenses incurred by the undersigned or any person named in item 2, above, during the calendar year in connection with the activities described in item 4, above, and the source or sources of reimbursement for same.

                  (a)      Total amount of routine expenses charged to client:

                  Not applicable.


                  (b)      Itemized list of all other expenses.

                  None.


         Date:    May 30, 2002


                           American Electric Power Service Corporation


                           By:  /s/ Joseph R. Hartsoe
                                    Joseph R. Hartsoe